Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

September 29, 2006

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Registration Statement on Form S-4 File No. 333-136092 Filed July 27, 2006

Form 10-K for the period ending December 31, 2005 File No. 0-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 6, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement Cover Page

1.
We note that the company has not paid a registration fee for the warrants underlying the units but has paid a registration fee for the common stock underlying the warrants. It would appear to the staff that the registration fee should be paid for the warrants. Please revise or advise.

Mr. John Reynolds
September 29, 2006

The Company is not issuing any warrants or options in connection with the proposed business combination. Instead, outstanding warrants and options of IXI Mobile, Inc. (“IXI”) held by individuals and entities will be assumed, by their terms, by the Company. Accordingly, the only fee payable with respect to such securities is the fee due for the underlying shares of common stock. Accordingly, we do not believe any fee is required.

2.	Please supplementally provide the staff with the calculation of the fee mentioned in footnote 2 of the fee table.

The calculation was determined by taking one third of the amount obtained by multiplying the total number of outstanding securities of IXI (39,622,697) by the par value of such securities ($.01 per share) and then multiplying such final amount by the SEC filing fee ratio (.000107).

Prospectus Cover Page

3.	In an appropriate place in the prospectus please detail when the R & D facility located in Israel began operations.

We have revised the disclosure in the Registration Statement, where appropriate, to indicate that the R&D facility located in Israel began operations in September 2000.

4.
Clarify in all appropriate places whether the portion of the consideration representing the outstanding options and warrants to purchase IXI common stock will be issued upon closing or merely registered and held for issuance at a later date.

We have clarified, where appropriate, that, to the extent not issued, the portion of the consideration representing the shares of common stock underlying the outstanding options and warrants to purchase IXI common stock will be reserved for issuance at a later date.

5.
We note that it appears that stockholders of IXI have already voted with respect to the merger agreement and the issuance of shares of the company common stock in exchange for their IXI shares. Consequently, it appears to the staff that such stockholders have already made an investment decision with respect to the issuance of such company shares and therefore such shares cannot be registered on this prospectus in accordance with Section 5 of the Securities Act of 1933, as amended. Please advise or revise.

Please be advised that all security holders of IXI have not voted with respect to the merger agreement and the issuance of shares of the Company’s common stock in exchange for their IXI shares. Since the Company is a blank check company and has only a limited amount of time to consummate a business combination, it cannot afford to sign a merger agreement and then have the agreement voted down by the target’s shareholders. Accordingly, IXI stockholders who hold over 50% of the voting power of the capital stock of IXI were required to execute a stockholders' consent approving the merger with the Company. Once the Registration Statement is declared effective, IXI will then send notice to the remaining IXI stockholders who did not vote on the transaction advising them of the expected effective date of the merger and advising them of their appraisal rights. We therefore respectfully believe that such shares can be registered on the prospectus included within the Registration Statement.

Mr. John Reynolds
September 29, 2006

Notice of Special Meeting of Stockholders

6.
The staff notes the disclosure that the merger proposal must be approved by ‘a majority of the ITAC shares of common stock sold in its initial public offering ... present in person or represented by proxy and entitled to vote at the special meeting.’ This disclosure does not appear to be consistent with that in the company’s initial public offering registration which includes statements that the business combination must be approved by a majority of the shares of common stock sold in the initial public offering. Please revise or advise.

We refer the Staff to the following disclosure contained in the Company’s final prospectus in the “Prospectus Summary” and in the section titled “Proposed Business - Opportunity for stockholder approval of business combination”: “[The Company] will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination….” In order to vote at the meeting, such stockholders need to be present in person or represented by proxy and be entitled to vote (i.e., be a stockholder of record on the record date) at the meeting. Accordingly, although this latter language is not included verbatim in the Company’s final prospectus, both sets of disclosure are entirely consistent. We therefore have not made any revision to the disclosure in the Registration Statement.

Summary of the Material Terms of the Merger

7.	Please confirm if true that the payment of any indemnification claims made by ITAC as the result of a breach of a covenant by IXI will be allocated pro rata among all of the shareholders of IXI.

As disclosed in the Registration Statement, all claims for indemnification by the Company for breaches by IXI of its representations, warranties and covenants will be made against that portion of the merger consideration deposited into the holdback escrow account in accordance with the merger agreement. Immediately upon the closing of the merger, 781,800 shares of the Company’s common stock will held back from the 7,818,000 shares of the Company’s common stock then payable to the IXI stockholders and deposited into the holdback escrow account. In the event that any IXI stock option or warrant holder exercises their stock options or warrants during the holdback escrow period of one year from the date of the closing of the merger, 10% of the shares of the Company’s common stock receivable by such IXI stock option or warrant holder as a result of such exercise will also be deposited into the holdback escrow account. Upon the termination of the holdback escrow period, the shares of the Company’s common stock remaining in the holdback escrowed fund will be distributed to those former IXI stockholders who contributed such shares at the closing of the merger or during the holdback escrow period minus the pro rata portion of any shares paid to the Company as payment for any claims by made the Company against the holdback escrow fund. Consequently, we hereby confirm that payment of indemnification claims made by the Company as the result of a breach of a covenant by IXI will be allocated pro rata among all of the IXI stockholders and those IXI stock option and warrant holder who exercise their securities during the holdback escrow period. We have revised the disclosure in the Registration Statement, where appropriate, to indicate the foregoing.

Mr. John Reynolds
September 29, 2006

8.	Briefly discuss the terms, including, but not limited to, the exchange ratio applied with respect to the exchange of options to purchase ITAC shares for the outstanding IXI options and warrants.

We have revised the disclosure in the Registration Statement as requested.

Questions and Answers about the Proposals - Page 3

9.	In referencing the termination of the board of the company with respect to the merger transaction, it is unclear whether the board of the company acted unanimously. Please clarify.

We have revised the disclosure in the Registration Statement to indicate that the Company’s board of directors unanimously approved the proposed business combination with IXI and the transactions contemplated thereby.

10.
In referencing the fairness opinion obtained by the company from Trigger-Foresight Limited, no references are made to the determination as to whether or not the 80% test has been satisfied. Please revise.

We have revised the disclosure to indicate that Trigger-Foresight’s opinion indicated that the fair market value of IXI is at least equal to 80% of the Company’s net assets.

11.	Your disclosure on page six indicates that each of the stockholders of IXI and ITAC would own 94% of the outstanding common stock of the company. Please clarify who would hold the remaining 6%.

We have revised the disclosure in the Registration Statement to clarify who will hold the remaining six percent of the Company’s common stock following the merger with IXI.

Mr. John Reynolds
September 29, 2006

12.	In discussing the earnout on page six clarify if such earnout will be paid on a pro rata basis to the IXI stockholders.

We have revised the disclosure in the Registration Statement to indicate that the earnout will be paid on a pro rata basis to the IXI stockholders.

13.
On page 6, reference is made to the issuance of contingent shares to IXI stockholders resulting from the company meeting specified targets and certain lenders and certain IXI outstanding indebtedness being converted. Please revise to clarify who such certain lenders are and to detail the certain outstanding indebtedness to them.

We have revised the disclosure in the Registration Statement to clarify who the lenders are that would convert their indebtedness into common stock and to detail the outstanding indebtedness held by them.

14.	On page 7, identify the certain stockholders who have guaranteed $8.0 million of IXI debt.

We have revised the disclosure in the Registration Statement to identify the stockholders that have guaranteed $8.0 million of IXI debt.

15.	On page 7, provide an estimate of the amount of additional shares of company stock issuable in the cases of certain conversions.

Page 7 of the Registration Statement provides an estimate of the number of shares of the Company’s common stock issuable to Southpoint Master Fund L.P. ("Southpoint") in the event that Southpoint elects to convert 100% of the outstanding principal amount of its loan to IXI within 60 days of the closing of the merger. This calculation excludes accrued and unpaid interest on such loan since such amount cannot be determined at this time. Page 7 of the Registration Statement also provides an estimate of the number of shares of the Company’s common stock issuable to Landa Ventures Ltd. ("Landa") and certain of the Gemini Israel funds (the "Gemini Funds") in the event that Landa and the Gemini Funds elect to acquire and convert 100% of the outstanding principal amount of the credit facility provided to IXI by Bank Leumi Le' Israel Ltd. within 60 days of the closing of the merger. Consequently, we respectfully do not believe any further disclosure is necessary.

16.	On page 8, identify and briefly detail the material terms of the certain bridge loan and grants received by IXI.

We have revised the disclosure in the Registration Statement to identify and briefly detail the material terms of the bridge loan and grants received by IXI.

Mr. John Reynolds
September 29, 2006

17.
On page 9, clarify that the distributions to the company stockholders upon liquidation will be made subject to the terms of the DGCL, the debtor/creditor laws of the State of Delaware and Federal Bankruptcy Law.

We have clarified that distributions to the Company’s stockholders will be subject to the Company’s obligations under Delaware law to provide for claims of creditors as well as any other obligations under applicable Federal or state bankruptcy laws.

Summary of the Proxy Statement/Prospectus

18.
In an appropriate place in the prospectus, briefly identify and detail the registered trademarks and other intellectual property rights held by IXI. On page thirteen, please clarify the meaning of the statement that the board of directors of ITAC reviewed certain information in order to determine that “the consideration to be paid to the IXI securities holders is reasonable.”

We have revised the disclosure in the Registration Statement, where appropriate, to briefly identify and detail the registered trademarks and other intellectual property rights held by IXI. We have also revised the disclosure on page thirteen as requested to delete the above-referenced language.

19.	Provide additional disclosure on page fourteen (14) to provide the current status of ITAC meeting of the ‘revenue shares’ provision.

We have revised the disclosure in the Registration Statement to provide the current status of the meeting of the “revenue shares” provision as requested.

20.	Clarify and discuss the reasons why the company uses revenues in order to determine the earnout for the current fiscal year but uses a net profit measure for the subsequent years.

The parties determined to use revenues in order to determine the earn out for the current year because it was not anticipated that IXI would be profitable in 2006, yet the Company and IXI agreed that there should be some measure of performance which would entitle IXI holders to receive further consideration. Following 2006, the parties determined to use net profit milestones because it was anticipated that the combined company would have passed the break-even threshold, and the combined company’s net profit would then be considered a more important value indicator than revenues. We have revised the disclosure in the Registration Statement to indicate the foregoing.

Mr. John Reynolds
September 29, 2006

21.
In an appropriate place discuss what the company’s intentions are with respect to the registered shares to be paid on the earnout provision in the event that none of the requirements for the earnout are met.

We have revised the section titled “The Merger Agreement - Merger Consideration” to indicate that to the extent any of the additional shares to be paid on the earnout provision are not earned, such shares would be cancelled. The Company would also de-register such shares from the Registration Statement by a post-effective amendment.

Fairness Opinion - Page 15

22.
Disclose and discuss the consideration given by the board of the fairness opinion delivered by Trigger-Foresight. We note that such opinion was delivered on the same day the board made its fairness determination.

While the fairness opinion was issued to the Company on the same day the Company’s board of directors made its fairness determination, the Company’s board of directors had been provided with a draft of such opinion prior to such date, along with a detailed analysis setting forth the conclusions that Trigger-Foresight had come to. Trigger-Foresight delivered an initial draft of the fairness opinion, which contained substantially all of the information and analysis that appear in the final form of the fairness opinion, on February 15, 2006. Between February 15 and the delivery of the final opinion on February 28, the members of the Company’s board reviewed the draft, made comments and requested clarification of various points. The board members’ comments were reflected in various iterations of the fairness opinion that were circulated in the second half of February 2006. None of these changes had any material effect on the fairness opinion, either individually or in the aggregate. As a result, by the time of the delivery of the final executed fairness opinion, the members of the Company’s board were quite familiar with the contents of the opinion. In addition, during the board meeting at which the fairness opinion was considered, two senior representatives of Trigger-Foresight participated telephonically. The Company therefore relied on the opinion, as well as the underlying support used by Trigger-Foresight to come to its conclusions, in determining to approve the terms of the merger agreement. We have revised the disclosure in the Registration Statement to indicate the foregoing.

23.	Please disclose whether the company shareholders are entitled to rely upon the Trigger-Foresight fairness opinion.

We have revised the disclosure in the Registration Statement to indicate that the Company’s shareholders are not entitled to rely upon the Trigger-Foresight fairness opinion and indicated the rationale behind such assertion.

Mr. John Reynolds
September 29, 2006

Registration Rights Agreement - Page Seventeen

24.	Briefly detail the demand and piggy back rights granted to the IXI stockholders.

We have revised the disclosure in the Registration Statement to briefly detail the demand and piggy back rights granted to the IXI stockholders.

Quorum and Vote of ITAC Stockholders - Page Eighteen

25.	Please confirm the accuracy of the statement that broker non votes will have no effect on the merger proposal.

We confirm that a broker non-vote has no effect on the merger proposal. A broker non-vote is neither a vote in favor of, nor a vote against, the merger proposal. However, a broker non-vote is counted for purposes of the quorum at the meeting.

Appraisal Rights - Page Nineteen

26.
It is unclear to the staff how appraisal rights for the IXI stockholders had to be perfected prior to April 6, 2006, when the shares of the company stock issuable to such stockholders are being registered on this registration statement. Please revise or advise.

We have revised the disclosure in the Registration Statement to indicate that IXI stockholders still have appraisal rights. As indicated in response to comment 5 above, once the Registration Statement is declared effective, IXI will then send notice to the remaining IXI stockholders who did not vote on the transaction advising them of the expected effective date of the merger and advising them of their appraisal rights.

Finders Fees - Page 20

27.	Disclose any control relationships or affiliations between IWV and the company or any of its principals or affiliates.

Itzhak Wulkan Ventures Ltd. (“IWV”) is an unaffiliated entity and accordingly there are no control relationships or affiliations between IWV and the Company or any of its principals or affiliates. We have revised the disclosure in the Registration Statement to indicate the foregoing.

28.
Briefly detail, including the timing of such relationship, the advisory services provided to IXI by EarlyBirdCapital and Maxim Group. To the extent that written agreements between the parties exist, please file such as exhibits to the appropriate filings for each.

We have revised the disclosure to indicate the advisory services provided to IXI by EarlyBirdCapital, Inc. and Maxim Group. We have filed the agreement as an exhibit to the Registration Statement.

Mr. John Reynolds
September 29, 2006

IXI’s Conditions to the Closing of the Merger - Page 21

29.	Briefly discuss the status of the exemption request to the Israeli securities laws and the Israeli Tax Pre-Ruling.

We have revised the Registration Statement to briefly discuss the status of the exemption request to the Israeli Securities Authority and the Israeli Tax Pre-Ruling.

Market Price and Dividend Data for ITAC Securities - Page 27

30.	We note you provided the closing securities prices for ITAC on February 28, 2006. Please also provide such information as of the most recent practical date.

We have revised the disclosure to provide the closing securities prices for the Company’s securities as of the most recent practical date.

ITAC Fairness Opinion - Pale 46

31.	Please clarify in the first sentence that Trigger-Foresight was engaged to render an opinion as to the fairness of the merger consideration and not as to the fairness of the merger, if true.

We have revised the above-referenced disclosure to indicate that Trigger-Foresight was engaged to render an opinion as to the fairness of the merger consideration.

Background of the Merger - Page 47

32.	Please specify the date upon which ITAC completed its initial public offering.

We have revised the disclosure in the Registration Statement to indicate that the Company completed its initial public offering on July 19, 2005.

33.	Please disclose and discuss any control relationships or affiliations between Mr. Vulkan and the company or its principals or affiliates.

As indicated above, IWV is an unaffiliated entity and accordingly there are no control relationships or affiliations between IWV and the Company or any of its principals or affiliates. We have revised the disclosure in the Registration Statement to indicate the foregoing.

Mr. John Reynolds
September 29, 2006

34.
The staff notes that a letter of intent was not executed until January 2006, but discussions began in November 2005 between the company and IXI. Please detail the nature and extent and substance of the discussions between November and January.

Page 48 of the Registration Statement details the nature, extent and substance of the discussions between November 2005 and January 2006. To be specific, the disclosure of page 48 details that on November 17, 2005, Gideon Barak, IXI's chairman met with the Company’s senior officers to discuss the Company’s business model and general information regarding IXI; on November 23 and 28, 2005, IXI's senior management team met with the Company’s senior officers to discuss IXI's operations, customer contracts, pipeline, business model, intellectual property situation and financial forecast; on December 8, 2005, the Company’s senior officers presented a proposed transaction structure to IXI's senior management and a key venture capital investor in IXI; and on December 18, 2005, IXI's senior management informed the Company’s senior officers that IXI had determined to proceed with an alternative plan of financing, however, Mr. Barak indicated that IXI was willing to continue negotiations with the Company in parallel. Therefore, we respectfully believe that the full nature and extent of discussions between the Company and IXI between November 2005 and January 2006 is already disclosed. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

35.
Detail the material terms included in the letter of intent dated January 31, 2006, and discuss any material differences between the terms of the letter of intent and those of the merger agreement dated February 28, 2006.

We have revised the disclosure in the Registration Statement to set forth the material differences between the terms of the letter of intent and those of the merger agreement.

36.
We note the discussion of the company’s board of directors meeting on January 31, 2006. Please provide discussion as to whether the board was considering additional candidates in addition to IXI, and if so, please detail such discussions.

We have revised the disclosure in the Registration Statement to indicate that the Company’s board of directors was discussing other alternative target businesses that it was exploring at that time. However, for a number of reasons, including an inability to agree on specific terms of the consideration to be paid in a transaction, unfavorable issues identified in the Company’s due diligence process and perceived issues with the overall structure of a transaction, none of these opportunities proved to be satisfactory candidates for a merger.

37.	Provide additional discussion to detail the ‘different analyses’ and the ‘considerable review and discussion’ which took place at the February 27, 2006 board of directors meeting.

We have revised the disclosure in the Registration Statement to clarify what analyses were used by the Company’s board of directors in making its decision to approve the proposed business combination.

Mr. John Reynolds
September 29, 2006

Fairness Opinion - Page 51

38.
We note in the disclosure that the Trigger-Foresight’s fairness opinion was delivered on February 28, but the board of directors determination as to the fairness of the transaction was made on February 27. Please clarify how the board was able to utilize and rely upon the fairness opinion when it was not delivered to the board at the time of its determination on February 27. In addition, discuss why the fairness opinion was not delivered and executed until February 28.

As indicated above, while the actual executed copy of the fairness opinion was issued to the Company on February 28, 2006, the Company’s board of directors had been provided with a draft of such opinion prior to such date. This draft was materially identical to the executed copy received by the Company. We have revised the disclosure in the Registration Statement to indicate the foregoing. Accordingly, the Company relied on the opinion in determining to approve the terms of the merger agreement.

Tax Consequences on the Merger Generally to ITAC and IXI -Page 58

39.	Clarify whether the first sentence of this section is being opined upon and, if so, who is providing the opinion.

We have clarified the section titled “Tax Consequences on the Merger Generally to ITAC and IXI” to indicate that each of the Company and IXI has received an opinion from its counsel, Graubard Miller and Kramer Levin Naftalis & Frankel LLP, respectively, indicating that no gain or loss will be recognized by the Company or IXI as a result of the merger.
General: Structure of Merger - Page 60

40.
We note the second paragraph of this section. Please disclose how, in light of such facts, the securities to be issued to the IXI stockholders can be registered on this registration statement consistent with Section 5 of the Securities Act of 1933, as amended.

Please see the response to comment 5 and 26 above.

Gideon Barak Employment Agreement - Page 71

41.	It is unclear to the staff what is meant by the term ‘total annual cost’ when referencing Mr. Barak’s total compensation. Please clarify and advise if necessary.

We have revised the disclosure in the Registration Statement to clarify what is meant by the term “total annual cost” when referencing Mr. Barak’s total compensation.

Mr. John Reynolds
September 29, 2006

Ogo Devices - Page 102

42.	Provide additional discussion to clarify the reasons why Ogo is no longer sold by Cingular Wireless. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders.

We have revised the disclosure in the Registration Statement to clarify the reasons why Ogo is no longer sold by Cingular Wireless and clarified the impact upon IXI and the potential impact upon the Company’s stockholders.

43.
Indicate whether the United States is one of the countries in which IXI expects to introduce or reintroduce Ogo. In addition, it appears that the company may be limiting its product sales efforts to lesser developed countries with lower technological sophistication. Please confirm or advise.

We have revised the disclosure in the Registration Statement to clarify IXI’s intentions with respect to the U.S. market. Additionally, IXI’s management believes that the Ogo’s affordability and high-level of functionality positions the device as an attractive alternative to other competing devices in both developed countries, such as Switzerland and Germany, as well as developing countries, such as Turkey and Uruguay. Consequently, IXI’s management believes that the Ogo has the potential to successfully penetrate markets in developed countries as well as those in developing countries.

Sales and Marketing - Page 105

44.	Please clarify the reasons for and the impact of the agreement between IXI and Cingular to cancel their development and supply agreement.

We have revised the disclosure in the Registration Statement to clarify the reasons for, and the impact of, the agreement between IXI and Cingular to cancel their development and supply agreement.

Intellectual Property - Page 108

45.
Please disclose whether any of the fifty patent applications have been approved, and if so, provide additional detail as to the nature and subject of such patent and the country or countries in which such patents have been granted or approved. In addition, please identify the country or countries in which the pending patent applications have been filed.

We have revised the disclosure in the Registration Statement as requested.

Mr. John Reynolds
September 29, 2006

Israeli Office of the Chief Scientist - Page 109

46.	Please disclose and discuss the impact of the proposed transaction upon the grants to IXI from the Israeli Office of the Chief Scientist.

We have revised the disclosure in the Registration Statement to discuss the impact of the proposed transaction upon the grants to IXI from the Israeli Office of the Chief Scientist.

Unaudited Pro Forma Condensed Consolidated Balance Sheet - page 80

47.
We note your disclosure that no pro forma statements of operations are provided since the merger is not expected to have a material effect on the statement of operations. We note that the capital structure of IXI will change significantly as a result of the proposed merger. In addition, we believe that pro forma statements of operations should be provided for reverse acquisitions with shell companies, as discussed in Item 9.01 of Form 8-K. Please revise to provide pro forma statements of operations for each of the periods required by Rule 11 -02(c) of Regulation S-X and provide a note explaining how you calculated the pro forma number of weighed average shares outstanding. Please also disclose in a note how IXI’s historical loss per share and the weighted average number of shares outstanding for periods prior to the merger will be presented. We presume these numbers will be adjusted to give effect to the exchange ratio arising from the merger.

Pro forma statements of operations for the year ended December 31, 2005 and for interim period along with pro forma earnings per share for the current year have been added to the Registration Statement.

48.	Please tell us how you intend to account for the 1,000,000 warrants that may be issued if the debt is converted to common stock. Revise your disclosures as appropriate.

The guidance of Issue 2 and Issue 15 of EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” have been considered and implemented. Since the conversion of the convertible debt is contingent upon future events, specifically the consummation of the merger and conversion of the debt, the beneficial conversion feature of the debt will be recorded to the extent that triggering event occurs and the contingency is resolved, based on the original fair value of the Company’s shares on the date of issuance of the convertible debt. In addition, since the issuance of the 1,000,000 warrants is dependent upon the conversion of the debt, in accordance with Issue 15, the relative fair value of the warrants will be recorded upon conversion of the debt, based on the original fair vale of the Company’s warrants on the commitment date of issuance of the convertible debt.

Mr. John Reynolds
September 29, 2006

49.
We note your disclosure that the proposed transaction will be accounted for as a recapitalization of IXI. Please revise your disclosure to include a discussion of your proposed accounting treatment for each tranche of the 10 million additional shares that may be issued to the IXI shareholders. We note that such shares will be issued to an escrow agent and will be released based on the achievement of various performance targets. Tell us whether you intend to record compensation expense for such issuances, to the extent that the shares issued are received by the officers and directors of IXI. Consider whether disclosures in MD&A may be required relating to the proposed accounting treatment for the contingent shares.

Up to 10,000,000 additional shares of the Company’s common stock might be issued as follows: the updated cap table of IXI shows that 8,268,739 shares of the Company’s common stock will be issued to IXI shareholders, and 1,731,261 will be issued to an Escrow Agent on behalf of the option/warrant holders. The shares will be released upon the occurrence of the relevant milestones, but in case of the option/warrant holders, the additional shares will be released only subject to the exercise of the options/warrants to purchase the Company’s shares. If only part of the options/warrants are exercised, only the pro rata share will be released, and the rest will remain with the Escrow Agent pending additional exercises. In the event that during four years from closing, options/warrants expire without being exercised, the underlying shares of the Company’s common stock and Additional Shares that were not issued will be allocated between the IXI shareholders and the remaining option/warrant holders; if options/warrants expire unexercised after four years from closing, the underlying shares and Additional Shares will be returned to the Company.

It should be noted that the original awards to employees or officers provided for anti dilution adjustments upon stock split, stock dividend etc. Accordingly it was deduced that the additional shares are not provided as compensation for future employment or performance of officers or employment; rather they are being provided as a result of the anti dilution of the original award.

The contingent shares in a reverse acquisition issued to the accounting acquirer should be accounted for similar to a stock dividend or equity restructuring. Accordingly, the release of the additional shares will result in reclassifications of the related par value in the shareholders equity section as well as a retrospective change to the earnings per share as if those shares have always been outstanding for all periods presented. With respect to the additional shares allocated to option holders, the allocation will be accounted for in accordance with paragraphs 53 and 54 of SFAS123(R) “Share Based Payment” as an equity restructuring, which requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification. As required by the standard, if those amounts would be the same, for instance, because the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation cost will be recognized. Since option holders (those who exercised within four years as explained above) are entitled to receive the same proportion as all other IXI’s shareholders, the additional shares are being provided to equalize the fair value of the options/warrants before and after an equity restructuring. As such, no incremental compensation cost is expected to be recognized.

Mr. John Reynolds
September 29, 2006

The disclosure in the Registration Statement has been revised to reflect this proposed accounting treatment.

50.
Please tell us how you determined that ITAC is the accounting acquirer in the merger transaction. Although this is not the only factor that identifies the accounting acquirer, we note that the IXI shareholders will not be the controlling shareholders of the post-merger combined entity.

We determined that IXI is the accounting acquirer (and from an accounting perspective, is being recapitalized) based on the guidelines provided in paragraph 17 of SFAS 141 “Business Combinations”. The following factors have been considered:

•
The relative voting rights in the combined entity after the combination - Paragraph 17 of SFAS 141 states:“….that the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.” Assuming none of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders (excluding IXI option holders) will hold 42.5% of the outstanding shares at the merger date and the Company’s stockholders will hold 51.5% (the remaining 6% will be held by the bridge lenders); Including IXI options (over 90% of which are expected to be in the money upon consummation of the merger), IXI stockholders and option holders will hold together 47.3% (39% and 8.3%, respectively) and the Company’s stockholders will hold 47.3%; Assuming 19.99% of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders (excluding IXI option holders) will hold 46% of the outstanding shares at the merger date and the Company’s stockholders will hold 46.5% (the remaining 6.5% will be held by the bridge lenders); Including IXI option holders, IXI stockholders and option holders will hold together 51.8% (42.9% and 9%, respectively) and the Company’s stockholders will hold 42.3%. This calculation does not include 1,500,000 options issued at the closing to the co-chairman of the board of directors and chief executive officer of the Company after the merger, that are currently IXI officers as these options are issued in consideration for future employment and contingent upon future vesting, does not include the 10,000,000 Additional Shares that may be issued to IXI stockholders and option holders, and does not include the 12,636,000 outstanding warrants of the Company.

Mr. John Reynolds
September 29, 2006

When the analysis includes the 12,636,000 outstanding warrants of the Company, and assuming none of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders and option holders will hold together 26.8% (22.2% and 4.6%, respectively) and the Company’s stockholders and warrant holders will hold 70.1% (26.8% and 43.4%, respectively). Assuming 19.99% of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders and option holders will hold together 28% (23.2% and 4.9%, respectively) and the Company’s stockholders and warrant holders will hold 68.8% (23.5% and 45.3%, respectively).

When the analysis includes the 10,000,000 Additional Shares that may be issued to IXI stockholders and option holders, and assuming none of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders and option holders will hold together 45.5% (37.6% and 7.9%, respectively) and the Company’s stockholders and warrant holders will hold 52.2% (20% and 32.3%, respectively). Assuming 19.99% of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account, IXI stockholders and option holders will hold together 47% (38.9% and 8.1%, respectively) and the Company’s stockholders and warrant holders will hold 50.6% (17.3% and 33.3%, respectively).

•
The composition of the governing body and senior management of the combined entity - According to paragraph 17 (d) of SFAS 141 “The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.” Upon the closing of the merger, the board of directors of the combined entity will be comprised of seven directors, of which IXI is appointing three and the Company is appointing only two. The remaining two directors will be selected by the mutual agreement of the Company and IXI. Furthermore, IXI’s senior management will dominate the senior management of the combined entity. Under SFAS 141, senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists. Upon closing of the merger, IXI officers will be appointed to the following positions: co-chairman of the board of directors, chief executive officer, chief financial officer, and those divisional heads reporting directly to them. The Company will appoint only a co-chairman of the board of directors.

Mr. John Reynolds
September 29, 2006

The Company also considered the views expressed by the Staff in the Training Manual - Division of Corporation Finance, Appendix B: Reverse Acquisition, which indicates that in a business combination where the registrant is issuing a significant amount of securities and such registrant was formed for the purpose of acquiring a company, the target company may be deemed the accounting acquirer rather than the registrant.

Financial Statements page F-1

51.	Please provide currently dated consent(s) of the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 3-12 of Regulation S-X.

Currently dated consent(s) of the independent accountants have been attached as exhibits to Amendment No. 1. The financial statements have been updated to include the period ended June 30, 2006, in order to comply with Rule 3-12 of Regulation S-X.

IXI Mobile Financial Statements

Note 1 - General, page F-10

52.
We note that you resolved to dispose of the operating system business unit in July 2005 and in October 2005 granted a license to another company to use, develop and sell the operating system. You disclose that you granted the license as a result of your immediate need to increase your cash flows. It appears to us that this business unit continues to be operated in a manner that enhances your continuing operations. Tell us why you believe it is appropriate to classify the operating system business unit as a discontinued operation when you continue to be involved in the business. Tell us whether you plan to grant any additional licenses to develop and sell the operating system to other parties. We may have further comment upon review of your response.

IXI does not plan to grant any additional licenses to develop and sell the operating systems to other parties. Concurrently with the discontinuation of the operating system (“OS”) business unit, IXI terminated the employment of all OS business unit employees, closed the portion of its lease facilities that was occupied by the OS business unit, and abandoned assets of the OS unit business. Moreover, there are no further operations of the OS business unit and therefore the Company has no ability to perform a decision-making with regard to the OS business unit in the same extent as it had prior to the disposal. The extent of decision making after the discontinuing of the OS business unit in respect of the disposed OS business unit is limited to the sale or abandonment of assets, sub-leasing the closed portion of its lease facilities, handling claims of former employees, etc.

IXI management has evaluated the guidance provided in paragraph 42 of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” and EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” in determining whether the abandoned OS business meets the criteria to be classified as discontinued operations, as further elaborated below, and is of the opinion that the OS business unit has been properly classified as discontinued operations under such guidance.

Mr. John Reynolds
September 29, 2006

No cash outflows are expected to be recognized by the ongoing entity as a result of the abandonment and no significant cash outflows are expected to be recognized by the ongoing entity (except for payments for outstanding obligations of the abandoned OS business, such as the obligation to the OCS) as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

IXI management specifically addressed the impact of the continuing possible stream of inflows from indirect passive royalties to be received from the third party to which it licensed the non exclusive license for the use, development and sale of the operating system as further detailed in page F-12 on its evaluation of the OS as discontinued operations. It should be noted that the indirect royalties are the sole and single cash inflows that are expected to be generated in the future by the OS business unit or its derivative products. IXI do not receive and will not receive any management fees or other revenues attributable to the OS business unit after the component was abandoned except from indirect royalties from the third party to whom the Company sold the comprehensive license.

Accordingly, IXI management specifically addressed paragraph 7 of EITF 03-13 which states: “Examples of continuing cash flows that would likely not be direct include, but are not limited to, (a) interest income recognized from seller-provided financing, (b) contingent consideration in a business combination, (c) dividends on an investment, and (d) passive royalty interests in the disposed component's operations”. Therefore, IXI’s management concluded that since such royalties are considered as indirect cash flow in accordance with EITF 03-13, the disposed component meets paragraph 42(a) of FAS 144 criterion to be considered as discontinued operations.

Note 2 - Significant Accounting Policies - page F-14

53.
We note your disclosures regarding the adoption of SFAS 123(R) on page F-20. Please revise to provide the information required by paragraphs 64-65, 84 and A240-A242 of SFAS 123(R). Refer to Staff Accounting Bulletin Topic 14.H and revise your disclosures accordingly.

The disclosures have been revised to conform with paragraphs 64-65, 84 and A240-A242 of SFAS 123(R).

Mr. John Reynolds
September 29, 2006

Note 7 - Short Term Bank Credit and Loan - page F-23

54.
We note your disclosure on page 134 regarding the issuance of warrants to purchase 1,076,096 shares of common stock relating to the guarantee of the $750,000 line of credit. Please tell us how this transaction was recorded in the financial statements. Revise your disclosures as appropriate.

A disclosure as to how this transaction was recorded is included in page F-44, and is cross referenced from page F-30 (Note 7b). The amount attributed to the issuance of these warrants amounted to $269 and was recorded as financial expenses during 2005 pursuant to EITF 96-18 and SFAS123 applicable guidance.

IXI management calculated the fair value of these warrants, using the Black-Scholes Option Valuation Model with the following weighted-average assumptions: expected volatility of 90%, risk free interest rate of 3.3%, dividend yield of 0% and a weighted-average expected life of the warrants of one year.

Note 12 - Stockholders’ Deficiency, page F-30

55.
We note your disclosure regarding options granted to non-employees on page F-34, and your disclosures regarding the valuation of non-employee awards on page F-19. Based on your disclosures, it appears that the non-employee awards are measured at the date of grant. Please tell us whether you are measured the non-employee awards at each subsequent vesting date, and if not, why you believe this treatment is in accordance with EITF 96-18. Also, please disclose the major assumptions used to value the non-employee awards. We note your disclosure on page F-20 indicates that the minimum value method was used. As discussed in footnote 1 of EITF 96-18, the minimum value method is not an acceptable method for valuing awards to non-employees. Please advise or revise your disclosures accordingly.

The disclosures in Note 2 to the financial statements have been revised to disclose that IXI, as a policy, applies the provisions of EITF 96-18 to remeasure the awards to non-employees at each vesting date. The disclosures have also been revised to include the assumption used and to clarify the fact that IXI used the fair value model under the Black-Scholes option pricing model, using a volatility factor of 90% to evaluate options granted to non-employees, as opposed to using the minimum value in evaluating options granted to employees.

The major assumptions used to value the non-employees awards were included in the original filing in Note 12. It should be noted that the disclosures in Note 2 and in Note 12 were revised to clarify that IXI follows a policy or remeasurement at each vesting date. The Staff is also advised that the disclosures in pages F-23 to F-25 were slightly revised to clarify that the minimum value was used to value only awards granted to employees.

Mr. John Reynolds
September 29, 2006

56.
We note your disclosure that 1,232,039 options were reclassified from non-employee options to employee options due to changes in status. Please tell us when the modifications occurred and how you accounted for the changes in status in accordance with FIN 44 or SFAS 123(8), as applicable. Revise your disclosure in Note 12 to show the changes in status in the tabular presentation of employee and non-employee options, and disclose the material terms of the changes in status and the resulting effect on the financial statements.

The above-referenced modification occurred at January 1, 2006, and accordingly was accounted in accordance with SFAS 123(R). The options that were previously accounted under EITF 96-18 were remeasured and accounted for following the change under SFAS 123(R) guidelines, and the value was fixed at that date for an employee award, based on the value at that date. These options continue to vest over the remaining requisite employment period and accordingly, the compensation costs are amortized in a straight line over the remaining requisite employment period.

57.	Please tell us how the IXI stock options will be treated in the proposed reverse merger transaction. Refer to paragraphs 53-54 of FAS 123(R) and revise your disclosures as appropriate.

As discussed above in response to comment 50, since IXI is considered the accounting acquirer, and the transaction will be treated as a recapitalization of IXI, the assumption of IXI stock options by the Company will be treated as a modification of the original awards as provided by paragraphs 53 and 54 of SFAS123 (R), as in an equity restructuring, which requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification. As required by the standard, if those amounts would be the same, for instance, because the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation cost will be recognized. Since option holders are entitled to receive the same proportion as all other IXI’s shareholders, the options are being provided to equalize the fair value of the options before and after an equity restructuring. As such, no incremental compensation cost is expected to be recognized.

The disclosures in note 1i to IXI’s financial statements have been revised to clarify the expected accounting treatment.

58.
We note your disclosure on page F-31 that certain officers early-exercised stock options by issuing full recourse promissory notes. Please tell us how you evaluated these options under paragraph 71 of FIN 44 and Issue 25 of EITF 00-23 to determine whether variable accounting treatment was required for these awards. Also, tell us how you accounted for the subsequent waiver of the promissory notes for two of the employees in conjunction with the termination of their employment. Revise your disclosures as appropriate.

Mr. John Reynolds
September 29, 2006

IXI has evaluated the above-referenced awards under paragraph 71 of FIN 44. The shares derived from the exercise did not allow the employee to require IXI to repurchase it within six months after the issuance. Furthermore, the repurchase price was equal to the fair value of the shares issued. IXI has also considered Issue 25 of EITF 00-23, and its analysis is that the original award did not provide in its original terms the option to exercise by a way of a full recourse note bearing an interest rate that does not represent a market interest at the date of exercise, and accordingly did not trigger variable accounting. Accordingly, upon exercise, the full recourse note was examined whether it should be treated under EITF 95-16. Since EITF 95-16 does not apply to full recourse notes, the award was accounted for as a fixed award. The subsequent waiver of the notes was accounted for as compensation expense since the loan book value at the time of the waiver was greater than the estimated fair value of the repurchased shares, and represented a benefit to the terminated employees. Accordingly, an expense of $268,000, representing the difference between the book value of the forgiven loan and the fair value of the repurchased share was recorded as operating expenses. The above-referenced disclosure has been revised to indicate the foregoing.

Israel Technology Acquisition Corporation Financial Statements

Note 4 - Shareholders’ Equity, page F-49

59.
We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Mr. John Reynolds
September 29, 2006

The Company has entered into a Warrant Clarification Agreement, dated September 14, 2006, to the Warrant Agreement, dated as of July 12, 2005 (the “Warrant Agreement”) by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent. The Warrant Clarification Agreement clarified, consistent with the terms of the Warrant Agreement and the disclosure contained in the Company’s Prospectus, dated July 12, 2005, that the Company is not obligated to pay cash or other consideration to the holders of warrants or otherwise “net-cash settle” any warrant exercise if the Company is unable to deliver securities pursuant to the exercise of a warrant because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is not effective. Such agreement was filed in a Current Report on Form 8-K filed by the Company on September 15, 2006 and is incorporated by reference into the Registration Statement as Exhibit 4.6. Accordingly, we believe the Company’s warrants are properly accounted for as permanent equity.

60.
Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph I 1(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

The Company has entered into an amendment to the unit purchase options granted in connection with its initial public offering. The amendment clarified, consistent with the terms of the disclosure contained in the Company’s Prospectus, dated July 12, 2005, that the Company is not obligated to pay cash or other consideration to the holders of unit purchase options or otherwise “net-cash settle” any exercise if the Company is unable to deliver securities pursuant to the exercise of a warrant because it is unable to satisfy its registration obligations as set forth in the unit purchase options. Such agreement was filed in a Current Report on Form 8-K filed by the Company on September 15, 2006 and is incorporated by reference into the Registration Statement as Exhibit 4.7. Accordingly, we believe the Company’s unit purchase options are properly accounted for as permanent equity

Mr. John Reynolds
September 29, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant